EXHIBIT 99.1

Galapagos to present at upcoming investor conferences

Mechelen, Belgium; 24 August 2022, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that management will participate in the following upcoming investor conferences:

  Citi’s 17th Annual Biopharma Conference. September 8, 2022 in Boston
  Morgan Stanley 20th Global Healthcare Conference. September 12-14, 2022 in New York
  Bank of America Merrill Lynch Global Healthcare Conference. September 15, 2022 in London
  KBC Securities Virtual Life Sciences Conference. September 16, 2022
  JP Morgan CEO Call Series. September 28, 2022
  Credit Suisse 31st Annual Healthcare Conference. November 8-10, 2022 in Rancho Palos Verdes, CA
  Bryan Garnier Virtual Conference on Cell Therapy Innovation. November 14, 2022
  Jefferies 2022 Global Healthcare Conference. November 16-17, 2022 in London
  Kepler Cheuvreux Virtual Life Science Days. November 21, 2022
  Deutsche Bank 2022 Call Series. November 30, 2022

Additional information regarding these events will be available on the investor section of the Galapagos website at glpg.com/events.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 3 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is approved and available in the European Union (including Norway), Great Britain and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.